Exhibit 99.1

Results of Annual General Meeting

Australia - July 31, 2020 - Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), announces the outcome of the resolutions considered at the Company's Annual General Meeting ("AGM") held at 10:30am (Adelaide, Australia time) on July 31, 2020.

RESULTS OF AGM

All resolutions set out in the Notice of AGM dated July 6, 2020 were approved by greater than 50% of shareholders present by polls. Proxy/Votes Summary details of the resolutions and the proxies received for the resolutions are disclosed below.

Resolution 1. Approval of Appointment of Director: Mr. Con UNERKOV

For	Against	Abstain	Proxy's Discretion
733,415	272	2,429	0

Resolution 2. Approval of Appointment of Director: Mr. Uwe von PARPART

For	Against	Abstain	Proxy's Discretion
735,748	271	97	0

Resolution 3. Approval of Appointment of Director: Mr. Heming CUI

For	Against	Abstain	Proxy's Discretion
735,744	280	92	0

Resolution 4. Approval of Election of Director: Mr. Man Chung CHAN

For	Against	Abstain	Proxy's Discretion
735,751	271	94	0

For and on behalf of the Board

/S/ Cecil Te Hwai HO

Cecil Te Hwai HO

Company Secretary

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the business of distribution of switchable glass and the investment, development, and commercialization of Internet of Things (IoT) and visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements." All statements other than statements of historical fact included herein are "forward-looking statements."These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties.Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:

Email: info@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE